Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Railroad Company and Consolidated Subsidiary Companies

Millions of Dollars, Except for Ratios	2006	2005	2004	2003	2002
Earnings:
Net income	$1,570	$1,036	$617	$1,140	$1,374
Equity earnings net of distributions	(60)	(48)	(47)	15	(34)
Total earnings	1,510	988	570	1,155	1,340
Income taxes	914	401	261	629	739
Fixed charges:
Interest expense including amortization of debt discount	489	492	492	492	541
Portion of rentals representing an interest factor	242	220	205	168	167
Total fixed charges	731	712	697	660	708
Earnings available for fixed charges	$3,155	$2,101	$1,528	$2,444	$2,787
Ratio of earnings to fixed charges	4.3	3.0	2.2	3.7	3.9